                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          Exigent International, Inc.
                               (Name of Issuer)

                                 Common Shares
                        (Title and Class of Securities)

                                  302056 10 6
                                (CUSIP Number)


1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
    Rudiger D. Lichti
    ----------------------------------------------------------------------------
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2)  Check the Appropriate Box if a Member of a Group. (See Instructions)
    (a)
        ------------------------------------------------------------------------
    (b)
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
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4)  Citizenship or Place of Organization           United States
                                         ---------------------------------------
--------------------------------------------------------------------------------
Number of               (5)  Sole Voting Power                         313,628
Shares                                        ----------------------------------
Beneficially            --------------------------------------------------------
Owned by Each           (6)  Shared Voting Power                        37,204
Reporting Person                                --------------------------------
With                    --------------------------------------------------------
                        (7)  Sole Dispositive Power                    313,628
                                                   -----------------------------
                        --------------------------------------------------------
                        (8)  Shared Dispositive Power                        0
                                                     ---------------------------
--------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned by Each Reporting Person       350,832
                                                                 ---------------
--------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row 9          8.4%
                                                    ----------------------------
--------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)   IN
                                               ---------------------------------
--------------------------------------------------------------------------------
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

                                                                  Item 1(a)

Name of Issuer:                                                                    Exigent International, Inc.

                                                                  Item 1(b)

Address of Issuer's Principal Executive Offices:                                   1225 Evans Road
                                                                                   Melbourne, Florida  32904-2314

                                                                  Item 2(a)

Name of Person Filing:                                                             Rudiger D. Lichti

                                                                  Item 2(b)

Address of Principal Business Office or, if none, Residence:                       304 Palm Court
                                                                                   Indialantic, Florida  32903

                                                                  Item 2(c)

Citizenship:                                                                       United States

                                                                  Item 2(d)

Title of Class of Securities:                                                      Common Shares

                                                                  Item 2(e)

CUSIP Number:                                                                      302056 10 6

                                                                  Item 3

                                                              Not Applicable

                                                                  Item 4
                                                                 Ownership

(a)  Amount Beneficially Owned:                                  350,832

(b)  Percent of Class:                                               8.4%

(c)  Number of shares as to which such person has:
     (i)    sole power to vote or direct the vote                313,628
     (ii)   shared power to vote or to direct the vote            37,204
     (iii)  sole power to dispose or to direct disposition of    313,628
     (iv)   shared power to dispose or to direct disposition of        0

                                    Item 5
                 Ownership of Five Percent or Less of a Class

                                Not Applicable

                                    Item 6
        Ownership of More than Five Percent on Behalf of Another Person

                                Not Applicable

                                    Item 7
      Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                                Not Applicable

                                    Item 8
           Identification and Classification of Members of the Group

                                Not Applicable

                                    Item 9
                       Notice of Dissolution of a Group

                                Not Applicable

                                    Item 10
                                  Certificate

                                Not Applicable

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 1998
----------------------------------------
Date

/s/ Rudiger D. Lichti
----------------------------------------
Signature

Rudiger D. Lichti
----------------------------------------
Name/Title

                                       3